                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the Month of March, 2003

                        Commission File Number 333-8880


           MEXICAN SATELLITES, a Mexican Company of Variable Capital
                (Translation of registrant's name into English)


                       SATELITES MEXICANOS, S.A. DE C.V.
                         Boulevard Manuel Avila Camacho
                          No. 40 Lomas de Chapultepec
                              11000, Mexico, D.F.
                                     Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X.....  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....  No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Satelites Mexicanos, S.A. de C.V. ("Satmex") was advised by the United States Export Import Bank ("Ex-Im Bank") on March 6, 2003, that its loan guaranty application to finance the Satmex 6 satellite has been referred by Ex-Im Bank's Board of Directors to the U.S. Congress for the required Congressional notification period. There can be no assurance that the application will be approved once the notification period has expired.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SATELITES MEXICANOS, S.A. DE C.V.
                                               ---------------------------------
                                                          (Registrant)


Date March 7, 2003                                  By:  /S/ Cynthia Pelini
                                                       -----------------------
                                                             Cynthia Pelini
                                                       Chief Financial Officer